Exhibit (a)(2)(A)
MedImmune, Inc.
One MedImmune Way
Gaithersburg, Maryland 20878
(301) 398-0000

May 3, 2007

Dear Stockholder:

We are pleased to inform you that on April 22, 2007, MedImmune, Inc. (the “Company”) entered into an Agreement and Plan of Merger, as amended from time to time (the “Merger Agreement”), with AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and AstraZeneca Biopharmaceuticals Inc., a Delaware corporation and an indirect wholly owned subsidiary of AstraZeneca (“Offeror”).

Under the terms of the Merger Agreement and subject to the conditions set forth in Offeror’s Offer to Purchase and related materials enclosed with this letter, Offeror is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of the Company (the “Common Stock”), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement dated as of October 31, 1998, as amended, between the Company and American Stock Transfer & Trust Company (such Common Stock, together with the associated preferred stock purchase rights, the “Shares”) at a purchase price of $58.00 per share, net to the seller in cash without interest, less any required withholding taxes. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Thursday, May 31, 2007.

The tender offer is conditioned upon, among other things, a majority of the Company’s outstanding shares, on a fully-diluted basis, being validly tendered and not withdrawn prior to the expiration of the tender offer. If successful, the tender offer will be followed by the merger of Offeror into the Company, with the Company being the surviving corporation. In the merger, Shares not purchased in the tender offer (other than any Shares in respect of which appraisal rights are validly exercised under Delaware law and any Shares held by the Company, AstraZeneca or any of their subsidiaries) will be converted into the right to receive the same $58.00 per share cash payment, without interest, paid in the tender offer.

The Company’s board of directors has unanimously approved the Merger Agreement, tender offer and the merger and has determined that the Merger Agreement and the transactions contemplated thereby (including the tender offer and merger) are advisable, fair to and in the best interests of the Company and the stockholders of the Company. ACCORDINGLY, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES TO OFFEROR PURSUANT TO THE TENDER OFFER.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

Offeror’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your Shares set forth the terms and conditions of Offeror’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very Truly Yours,

David M. Mott
Chief Executive Officer, President and Vice Chairman